P.E. 1/1/02
1-14493

02012272

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso – São Paulo, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON JANUARY 24, 2002.

(transcribed in summary form as permitted by article 130, § 1º of Law nº 6,404/76)

DATE, TIME AND PLACE.
On January 24, 2002, at 11:00 AM, an Extraordinary General Meeting of Shareholders of TELESP CELULAR PARTICIPAÇÕES S.A was held at Alameda Santos, nº 1123, Sala Nery & Milliet, in the city of São Paulo, State of São Paulo. TELESP CELULAR PARTICIPAÇÕES S.A. is a public company with headquarters at Rua Abílio Soares, nº 409, in the city of São Paulo, State of São Paulo, registered in the CNPJ/MF under nº 02.558,074/0001-73, with its incorporation documents filed at the State of São Paulo Board of Trade (Junta Comercial do Estado de São Paulo) under the NIRE 35.3.001.587.9-2.

NOTICE AND ATTENDANCE.
Notice to shareholders were duly published on January 9,10 and 11, 2002, on pages 7, 1 and 1, in the "Diário Oficial do Estado (Caderno Empresarial)" and on January 9, 10 and 11, 2002, on pages B-1, C-3 and C-3, in the newspaper "Gazeta Mercantil". Shareholders representing more than 2/3 (two thirds) of the capital stock with voting rights were present to the Meeting, as per the signatures on the Shareholder's Presence Book. The legal "quorum" requirement was thus satisfactorily met.

COMPOSITION OF THE MEETING.
The Chairman of the Meeting was Mr. Gilson Rondinelli Filho, who invited Mr. Luis Fernando Amadeo de Almeida to be the secretary.

AGENDA:
1) For holders of ordinary shares with voting rights, to evaluate and discuss the revision of the Company's By-laws so as to change the Company's management structure with the increase in the maximum number of executive officers; 2) For holders of ordinary shares with voting rights, to elect a member of the Board of Directors to replace the member who resigned; 3) For holders of preferred shares, to elect, on a separate ballot, a member of the Statutory Audit Committee to replace the member of said committee who had been elected by holders of preferred shares and who resigned.

DECISIONS TAKEN BY THE MEETING.
1) The revision of the Company's management structure was unanimously approved, with the increase in the maximum number of executive officers and the subsequent change in the By-laws. The caption of article 38 was changed and now reads as follows: "Art. 38 - The Board of Executive Officers shall consist of 2 (two) or more Executive Officers, up to a maximum of 9 (nine), 1 (one) of them to be the President and 1 (one) the Vice President". 2) To replace the member of the Board of Directors who resigned and to serve the remainder of the term of the vacant position, Ms. Maria Paula de Almeida Martins Canais, Portuguese, married, mathematician, domiciled at Rua Abílio Soares, nº 409, in the City of São Paulo, in the State of São Paulo, holder of RNE nº V329152-L, CPF n.º 057,663,297-09, was unanimously elected to be a member of said Board of Directors. The Chairman explained that the member of the Board of Directors currently elected accepted her indication and had declared to be aware of the dispositions of article 147 of Law nº 6.404, of December 15, 1976, and its subsequent alterations, and, consequently, not to have taken part in any of the crimes provided in the Law that would bar her from performing trading activities. 3) To replace the member of the Statutory Audit Committee who resigned and to serve the remainder of the term of the vacant position, the majority of holders of preferred shares present to the meeting elected, on a separate ballot, the current alternate member, Mr. Paulo Oliveira Lima, Brazilian, married, economist, holder of RG nº 1,212,878 SSP/BA,

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON JANUARY 24, 2002.

CPF/MF nº 16,041,044-49, resident and domiciled at Alameda Praia de Marataízes, Quadra 9, Lote 18, in the city of Lauro de Freitas, State of Bahia, as an EFFECTIVE member, and, as his ALTERNATE, Mr. Sydney Alberto Latini, Brazilian, married, economist, holder of ID Card 1286 CORECON, CPF/MF nº 014,160,227-91, resident and domiciled at Estrada Leopoldo Fróes, 509, in the city of Niterói, State of Rio de Janeiro.

CLOSING AND SIGNATURES.

Having nothing else to discuss, the session was closed, the transcription of the present minutes was read and agreed upon, and said transcription is signed by all those present to the Meeting. São Paulo (SP), January 24, 2002.

SHAREHOLDERS PRESENT: PORTELCOM PARTICIPAÇÕES S/A p.p. Eduardo Perestrelo Correia de Matos; PORTUGAL TELECOM INVESTIMENTOS SGPS S/A p.p. Eduardo Perestrelo Correia de Matos; PORTUGAL TELECOM S/A p.p. Eduardo Perestrelo Correia de Matos; PREVI – CAIXA PREV FUNC DO BANCO DO BRASIL p.p. Rita Seidel Tenório; BANCO DE INVESTIMENTOS CREDIT SUISSE FIRST BOSTON S.A. p.p. Catarina Iazzetti Ferreira; CSAM FIG FUNDO DE INVESTIMENTO EM AÇÕES p.p. Catarina Iazzetti Ferreira; CSAM FIG PREMIUM FUNDO DE INVESTIMENTO EM AÇÕES p.p. Catarina Iazzetti Ferreira; CSAM HIGH YIELD I FUNDO DE INVESTIMENTO FINANCEIRO p.p. Catarina Iazzetti Ferreira; CSAM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES p.p. Catarina Iazzetti Ferreira; CSAM INDEX FUNDO DE INVESTIMENTO EM AÇÕES p.p. Catarina Iazzetti Ferreira; CREDIT SUISSE FIRST BOSTON EQUITY INVESTMENTS(NETHERLANDS) B V p.p. Catarina Iazzetti Ferreira; GARANTIA EQUITY FUND LTD. p.p. Catarina Iazzetti Ferreira; ULHÔA CANTO FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 49 B FIF EXCLUSIVO p.p. Marcio Ferro Catapani; BBA ICATU GEMINI FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; BBA ICATU FESC DUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; BBA ICATU SLABS IBX FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; BBA ICATU INVESTPREV FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; PREMIUM INSTITUCIONAL IBX FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; AMAZONAS FUNDO DE INVESTIMENTO EM AÇÕES p.p. Marcio Ferro Catapani; PREVID EXXON - SOCIEDADE DE PREVIDÊNCIA PRIVADA p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 10 E FIF EXCLUSIVO p.p. Marcio Ferro Catapani; BBA ICATU IBOVESPA PRIVATE FIA p.p. Marcio Ferro Catapani; BBA ICATU INDEX IBOVESPA FIA p.p. Marcio Ferro Catapani; BBA ICATU IBX INSTITUCIONAL FIA p.p. Marcio Ferro Catapani; BBA ICATU TAURUS FIA p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 10 C FIF EXCLUSIVO p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 10 B FIF EXCLUSIVO p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 20 B FIF EXCLUSIVO p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 20 C FIF EXCLUSIVO p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 20 E FIF EXCLUSIVO p.p. Marcio Ferro Catapani; PGBL ICATU HARTFORD COMPOSTO 49 C FIF EXCLUSIVO p.p. Marcio Ferro Catapani; BBA ICATU FEF FIA p.p. Marcio Ferro Catapani; BBA ICATU IBX PRIVATE FIA p.p. Marcio Ferro Catapani; BBA ICATU IBOVESPA INSTITUCIONAL FIA p.p. Marcio Ferro Catapani; BBA ICATU AQUARIUS FIA p.p. Marcio Ferro Catapani; FAPERS FUNDAÇÃO ASS E PREV DA EXT RURAL RGS p.p. Marcio Ferro Catapani; ICATU HARTFORD SEGUROS S/A p.p. Marcio Ferro Catapani; PGBL FINCOR COMPOSTO 20 C FIF EXCLUSIVO p.p. Marcio Ferro Catapani; ICATU HARTFORD

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON JANUARY 24, 2002.

FUNDO DE PENSÃO p.p. Marcio Ferro Catapani; FUNDAÇÃO PREVIDENCIÁRIA IBM p.p. Marcio Ferro Catapani; STATE STREET EMERGING MARKETS p.p. Daniel Alves Ferreira; MORGAN STANLEY INV MAN EMERG MKTS TRUST p.p. Daniel Alves Ferreira; STATE OF MINNESOT STATE EMPLOYEES RET PLAN p.p. Daniel Alves Ferreira; BELLSOUTH CORPORATION RFA VEBA TRUST p.p. Daniel Alves Ferreira; THE WELLCOME TRUST LIMITED p.p. Daniel Alves Ferreira; FOREIGN & COLONIAL EMERGING MARKETS COMMINGLED TRUST p.p. Daniel Alves Ferreira; THE GENESIS EMERG MARKETS INVEST. CO SICAV p.p. Daniel Alves Ferreira; GENERAL MOTORS EMPLOYEES G.G. PENSION TRUST p.p. Daniel Alves Ferreira; JOHN HANCOCK VAR SER TR I EM MKTS EQ PORT p.p. Daniel Alves Ferreira; FOREIGN & COLONIAL E.M.EX PACIFIC ASIA E. FU p.p. Daniel Alves Ferreira; FOREIGN & COLONIAL LATIN AMERICAN EXEMPT FU p.p. Daniel Alves Ferreira; FRANK RUSSEL INVEST. CO-EMERG. MARKETS FUND p.p. Daniel Alves Ferreira; IBM TAX DEFERRED SAVINGS PLAN p.p. Daniel Alves Ferreira; TEMPLETON INTERNATIONAL FOREIGN FUND p.p. Daniel Alves Ferreira; TEMPLETON GROWTH FUND INC p.p. Daniel Alves Ferreira; THE EMERGING MKT EQUITY INV PORT OF CONS GR CAP MKT F p.p. Daniel Alves Ferreira; THE EMERG MKTS PORT OF THE AMR INV SERVS TR p.p. Daniel Alves Ferreira; F & C EM MK UMBRELLA FUND - GL EM MK PORTOLIO p.p. Daniel Alves Ferreira; THE STATE OF CONNECTICUT COMBINED INVEST. FU p.p. Daniel Alves Ferreira; SEI INSTITUCIONAL INT TRUST EM MKTS EQUITY FUND p.p. Daniel Alves Ferreira; TEMPLETON WORLD FUND p.p. Daniel Alves Ferreira; SCHRODER EMERGING MARKETS FUND p.p. Daniel Alves Ferreira; NATIONWIDE MARITIMA MIX PLUS F.I.F p.p. Daniel Alves Ferreira; NATIONWIDE MARITIMA MIX F.I.F p.p. Daniel Alves Ferreira; NATIONWIDE MARITIMA MULTI II F.I.F p.p. Daniel Alves Ferreira; NATIONWIDE MARITIMA MULTI I F.I.F p.p. Daniel Alves Ferreira; CI MIRANTE IBX FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; PRIVATE CITICORP FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; CITIAÇÕES RENDA MISTA - FUNDO DE INVEST. EM AÇÕES p.p. Daniel Alves Ferreira; CITI INSTITUCIONAL AÇÕES - FUNDO INVEST. EM AÇÕES p.p. Daniel Alves Ferreira; PORTFOLIO AÇÕES FUNDO DE INVEST. EM AÇÕES p.p. Daniel Alves Ferreira; ALPHA CI FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; FIB - FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; TELECOMUNICAÇÕES FDO DE INV. EM AÇÕES p.p. Daniel Alves Ferreira; SECULAR FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; CISS IBVAT ECO AÇÕES FUNDO DE INV. EM AÇÕES p.p. Daniel Alves Ferreira; CITIAÇÕES FUNDO DE INVESTIMENTO EM AÇÕES p.p. Daniel Alves Ferreira; MORGAN STANLEY DEAN WITTER EMERGING MARKETS FUND, INC. p.p. Daniel Alves Ferreira; MORGAN STANLEY OFFSHORE EMERG. MARKETS FUND p.p. Daniel Alves Ferreira; MORGAN STANLEY DEAN WITTER INSTITUTIONAL FUND INC LATIN AMERICAN PORTFOLIO p.p. Daniel Alves Ferreira; MORGAN STANLEY DEAN WITTER INSTITUTIONAL FUND INC EMERG MTKS PORTFOLIO p.p. Daniel Alves Ferreira; MORGAN STANLEY DEAN WITTER SICAV, EMERGING MTKS EQUITY FUND p.p. Daniel Alves Ferreira; THE LATIN AMERICAN DISCOVERY FUND INC p.p. Daniel Alves Ferreira; THE UNIVERSAL INSTITUTIONAL FUNDS, INC. EMERG MKTS EQUITY PORTFOLIO p.p. Daniel Alves Ferreira; VAN KAMPEN EMERGING MARKETS FUND p.p. Daniel Alves Ferreira; VAN KAMPEN SERIES, FUND, INC, VAN KAMPEN LATIN AMERICAN FUND p.p. Daniel Alves Ferreira; João Agneli Dias CPF n. 48,194,468-00 RG n. 2,687,379; Jorge Michel Lepeltier CPF n. 70,190,688-04 RG n.

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON JANUARY 24, 2002.

3,919,557; Gilson Rondinelli Filho CPF n. 439,603,328-15; Gilson Rondinelli Filho, Chairman of the Meeting; Luis Fernando Amadeo de Almeida, Secretary.

THE PRESENT IS AN EXAMINED COPY OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON JANUARY 24, 2002, ENTERED IN THE MINUTES BOOK.

Luis Fernando Amadeo de Almeida
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 1/30/2002

By: ______________________________

Name: Maria Paula Canais

Title: Director of Investor Relations